

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

David Galainena
Executive Vice President, General Counsel
Hertz Global Holdings, Inc
8501 Williams Road
Estero, Florida 33928

> **Re: Hertz Global Holdings, Inc**
> **Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-260290**

Dear Mr. Galainena:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Colin Diamond